EXHIBIT 20.2-Letter to Shareholders

To Our Shareholders:

We are pleased to report that our third quarter gross revenues reached a record $452,620 as compared to $364,198 for the same period of 1994, a 24% increase. EST reported a third quarter net profit before tax of $160,339 as compared to $120,206 for the same period in 1994, a 33% increase.

(see appendix item no. 2 for description of graphic content not displayed in electronic format.)

Our third quarter year to date gross revenues have also set a Company record of $1,308,030 as compared to $996,926 for the same period of 1994, a 31% increase. Third quarter year to date net profit before tax was a record $355,545 as compared to $205,783 for the same period of 1994, a 73% increase.

(see appendix item no. 3 for description of graphic content not displayed in electronic format)

The sales trends experienced year-to-date appear to be continuing in the fourth quarter, which should put EST on track for a record sales year for 1995.

As stated at our Annual Shareholder Meeting in June, it is Management's opinion that the Company's stock is under valued, therefore Management is considering a stock buyback plan. Management is exploring stock buy-back alternatives to be able to select the most effective method of repurchase to meet desired goals. If the plan is approved by the Company's Board of Directors, EST will submit the required public filings as specified by securities regulations.

The development of the new ESTeem product line is in progress and scheduled for release in the first quarter of 96.

As a reminder for our shareholders, all EST's filing data to the Security Exchange Commission (SEC) is now available from the SEC information archive on the Internet (http:/www.sec.gov). In addition, EST has it's own Internet web site under construction which will provide technical and sales information for our existing and potential customers, as well as Company information for shareholders. The site is scheduled to be operational in January 1996. Our Internet address is www.esteem.com.



T.L. Kirchner
President

                  SELECTED FINANCIAL DATA
                (as prepared by Management)
                        (Unaudited)
Nine months ended	          Sept 30          Sept 30
          			                 1995             1994
                              ====             ====
Sales                     $1,154,290     $    889,928
Other revenue             $  153,740     $    106,998
Gross Profit              $  707,353     $    552,262
Income (Loss) before
provisions for income
taxes                     $  355,545     $    205,783

Earnings per common
share before taxes
        Primary           $      .07     $        .04
        Fully diluted     $      .07     $        .04

Earnings per common
share after taxes
         Primary          $      .04     $        .03
         Fully diluted    $      .04     $        .03

Weighted average number of
common shares and common stock
equivalents outstanding for use in
determining Earnings Per Share:
         Primary           5,396,256        5,369,612
         Fully diluted     5,396,256        5,369,612

Total assets              $1,955,667       $1,576,734

Long-term debt
and capital lease
obligations               $      -0-       $      -0-

Shareholder's equity     	$1,827,893       $1,511,884

Shareholder's equity
per share                 $      .37       $      .30

Working Capital           $1,708,249       $1,406,861

Equity to total assets            93%              96%

SHAREHOLDER INFORMATION

HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, WA 99336
Office: (509)  735-9092
Facsimile: (509)  783-5475
Internet Web Site: :www.esteem.com

INDEPENDENT AUDITOR

Robert Moe & Associates
305 IBM Building
201 N. River Drive
Spokane, WA 99201
Office:  (509)  747-7191

TRANSFER AGENT

TranSecurities International, Inc.
2510 North Pine, Suite 202
Spokane, WA 99206

APPENDIX:

Item no. 1: (graphic material not included in electronic filing format)

Located at the top left of the document was the Electronic Systems Technology, Inc. trademarked Company logo, showing a black square field containing the stylized letters E S T.

Item no. 2: (graphic material not included in electronic filing format)

Located between the first and second paragraphs of the shareholder letter was a bar graph showing the comparison of 3 rd quarter year to date revenues for the years 1995, 1994, 1993, with the caption: Third Quarter YTD Revenue Comparison. The data presented was as follows:
1995 year to date revenues:  $1,308,030
1994 year to date revenues:  $  996,926
1993 year to date revenues:  $1,074,064

Item no. 3: (graphic material not included in electronic filing format)

Located between the second and third paragraphs of the shareholder letter was a bar graph showing the comparison of revenues for the 3 rd quarters of 1995, 1994, 1993 (Three months ending September 30, 1995), with the caption: Third Quarter Revenue Comparison. The data presented was as follows:
1995 third quarter revenues: $452,620
1994 third quarter revenues: $364,198
1993 third quarter revenues: $279,013